UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Autodesk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

052769106

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Pascal W. Di Fronzo

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

(415) 507-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven E. Bochner, Esq.

David S. Thomas, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

FORM OF E-MAIL TO EMPLOYEES HOLDING DISCOUNTED STOCK OPTIONS

Re: Important Message about your stock options

You are invited to this meeting to receive very important information about the discounted stock options you hold.

Please reserve time on Tuesday, June 5, 2007 to attend an important meeting regarding your stock options. These meetings will take place as follows:

US Employees:

Date: Tuesday, June 5, 2007

Time: 9 am; 11 am; and 2 pm (all times Pacific Daylight Time)

Where: Marin Veterans Memorial Auditorium—Showcase Theater, 3501 Civic Center Dr., San Rafael

Canadian Employees:

Date: Tuesday, June 5, 2007

Time: Sessions in French: 9 am and 1 pm

Sessions in English: 10:30 am and 2:30 pm (all times Eastern Daylight Time)

Where: Delta Centre-Ville, 777 University, Montréal

You may attend these meetings in person or on-line. Log-on details will be sent before the meeting.

Important Information

This e-mail is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any securities. Any such offer or solicitation would only be made pursuant to information filed with the Securities and Exchange Commission (“SEC”) and available free of charge from the SEC’s website at www.sec.gov or from Autodesk. Option holders should read such information carefully when it becomes available because it will contain important information.